UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 16.4% FOR THE MONTH OF JANUARY

Guadalajara, Jalisco, Mexico, February 5, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures in the 13 airports of the Company for the month of January 2016, compared to traffic figures for January 2015.

During January 2016, total terminal passengers increased 16.4% in the 13 airports, compared to the same period of the previous year. Domestic passenger traffic presented a 20.5% increase, while international passenger traffic increased 11.9%.

Domestic Terminal Passengers (in thousands):

Airport	Jan-15	Jan-16	% Var
Guadalajara	494.4	556.3	12.5%
Tijuana	377.9	499.0	32.1%
Puerto Vallarta	79.0	94.1	19.1%
Montego Bay	1.0	0.7	-28.9%
Los Cabos	71.7	84.8	18.2%
Guanajuato	65.5	78.7	20.1%
Hermosillo	95.9	108.2	12.9%
La Paz	49.0	64.3	31.2%
Mexicali	42.7	54.9	28.6%
Aguascalientes	33.0	37.9	15.0%
Morelia	19.2	23.7	23.3%
Los Mochis	21.5	26.7	24.3%
Manzanillo	9.2	9.4	2.2%
Total	1,360.0	1,638.8	20.5%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691/212 406 3694
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:      http://twitter.com/aeropuertosGAP      grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Airport	Jan-15	Jan-16	% Var
Guadalajara	277.3	321.3	15.9%
Tijuana	1.9	5.0	163.3%
Puerto Vallarta	309.4	342.0	10.6%
Montego Bay	345.1	364.4	5.6%
Los Cabos	213.3	260.6	22.2%
Guanajuato	48.6	54.5	12.2%
Hermosillo	6.3	8.2	29.7%
La Paz	0.9	0.9	-0.2%
Mexicali	0.4	0.3	-15.5%
Aguascalientes	12.3	12.8	4.7%
Morelia	26.0	25.3	-3.0%
Los Mochis	0.5	0.5	-5.6%
Manzanillo	19.5	16.2	-17.0%
Total	1,261.6	1,412.1	11.9%

Total Terminal Passengers (in thousands):

Airport	Jan-15	Jan-16	% Var	Load Factor
Guadalajara	771.7	877.7	13.7%	77.7%
Tijuana	379.8	504.0	32.7%	77.3%
Puerto Vallarta	388.4	436.1	12.3%	82.8%
Montego Bay	346.1	365.1	5.5%	80.9%
Los Cabos	285.1	345.5	21.2%	78.6%
Guanajuato	114.1	133.2	16.7%	77.2%
Hermosillo	102.2	116.4	14.0%	68.4%
La Paz	49.9	65.2	30.6%	72.9%
Mexicali	43.1	55.2	28.2%	75.2%
Aguascalientes	45.2	50.8	12.2%	66.8%
Morelia	45.3	49.0	8.2%	81.4%
Los Mochis	22.0	27.2	23.6%	65.9%
Manzanillo	28.7	25.6	-10.8%	74.8%
Total	2,621.6	3,050.9	16.4%	77.9%

Passenger traffic comparative figures for the Montego Bay Airport have been included, considering the acquisition as if it was made on January 1, 2015.

GAP Passenger Traffic Report January 2016	Page 2

The following items are highlights from traffic results for the month of January:

•	Guadalajara: This airport registered an increase of 126 thousand seats offered, 12.6% higher compared to the prior year. The main growth drivers in the domestic market were Volaris and VivaAerobus, with 51 thousand and 36 thousand additional seats offered, respectively. As a result of the 43 thousand additional seats offered in January, the international market continues to show double digit growth rates.

•	Puerto Vallarta: This airport has posted traffic growth for 37 consecutive months. Notably, Aeromexico added 9 thousand seats on routes departing from Mexico City, allowing for better connecting options to Puerto Vallarta. In the international market, Southwest was the main driver of passenger traffic; during January its daily routes to Houston, Denver, and Orange County added 28 thousand seats.

•	Los Cabos: Although the number of seats increased 15.7%, passenger traffic rose 21.2%. Occupancy grew 3.6% during January, mainly driven by a recovery in the number of hotel rooms. Delta and Southwest were the airlines with the highest increases in seats offered during January, with 12 thousand and 11 thousand seats, respectively.

•	Tijuana: The number of seats offered rose 32.0%, compared to January 2015. Volaris has become the main operator at this airport as a result of its 30 direct destinations, followed by Aeromexico, with 8 destinations, and Interjet, with 5 destinations. In addition, the Cross Border Xpress registered 78,002 users flowing in both directions, which represents a 15.5% share of total passengers.

•	Montego Bay: Passenger traffic increased 5.5% during January. This airport has benefitted from an improvement in occupancy, driven by Southwest, Spirit and Jetblue continuing to grow their market share. Similarly, European charter flights have significantly benefitted the airport, given the 10.0% increase in passengers during January.

GAP Passenger Traffic Report January 2016	Page 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report January 2016	Page 4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  February 6, 2016